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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     TPG SAC Advisors III Corp.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o Texas Pacific Group
     301 Commerce Street, Suite 3300
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                                    (Street)

   Fort Worth                        Texas               76102
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Seagate Technology Holdings (STX)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     12/10/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

Common Shares              12/10/2002   N/A           C            400,000,000    A     $2.30    400,000,000      I          (1)
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Common Shares              12/10/2002   N/A           S             48,500,000    D    $11.49    351,500,000      I          (1)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

Series      $2.30    12/10/   N/A      C               400,    N/A      N/A    Common  400,000,000       0         I        (1)
A                    2002                              000,                    Shares
Preferred                                              000
Shares
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====================================================================================================================================

Explanation of Responses:


         /s/ Richard A. Ekleberry                          December 11, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Name: Richard A. Ekleberry
Title: Vice President


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Continuation Sheet to Form 4

================================================================================
Name and Address of Reporting Person            TPG SAC Advisors III Corp.
                                                c/o Texas Pacific Group
                                                301 Commerce Street, Suite 3300
                                                Fort Worth, TX 76102


Issuer Name and Ticker or                       Seagate Technology Holdings

Trading Symbol                                  STX

Statement for Month/Day/Year                    12/10/2002
================================================================================

Explanation of Responses:

(1) TPG SAC Advisors III Corp. ("Advisors III") is the general partner of TPG SAC GenPar, L.P. ("SAC GenPar"), which is the general partner of SAC Investments, L.P. ("SAC Investments"), which as of December 2, 2002 owned approximately 22% of total outstanding ordinary shares of New SAC (together with SAC GenPar and SAC Investments, the "TPG Entities"). New SAC is the direct parent company of the Issuer and owned 400,000,000 shares of the Issuer's Series A Preferred Shares, which were converted into 400,000,000 shares of the Issuer's common shares ("Common Shares") on or about December 10, 2002. Pursuant to Rule 16a-1(a)(2)(ii)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Advisors III is deemed to be the beneficial owner of Common Shares beneficially owned by the TPG Entities only to the extent of the greater of its direct or indirect interest in the profits or capital accounts of such entities. Pursuant to Rule 16a-1(a)(4) under the Exchange Act, this filing shall not be deemed an admission that Advisor III is, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owner of any securities beneficially owned by the TPG Entities in excess of such amount. The shareholders of Advisors III are David Bonderman, James G. Coulter, William S. Price, III, Justin Chang and John Marren (collectively, the "Shareholders"). However, each Shareholder disclaims beneficial ownership of any of the Issuer's Common Shares.